             Exhibit 12.2 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGE
                               CONTINENTAL RESOURCES, INC.
                                                   1997       1998       1999      2000      2001
                                                   ----       ----       ----      ----      ----
EARNINGS (1)                                       17,256   (17,980)     3,920    37,780    11,667

FIXED CHARGES (2)                                   4,804    12,704     16,990    16,513    15,674

TOTAL EARNINGS & FIXED CHARGES                     22,060    (5,276)    20,910    54,293    27,341

RATIO                                                 4.6       N/A        1.2       3.3       1.7

Earnings insufficient to cover fixed charges by       N/A    17,980        N/A       N/A       N/A

(1) "Earnings" represents income (loss) before provision for federal and state income taxes or income tax benefits. "Fixed charges" consist of interest expense and amortization of costs incurred in connection with the Offering.

(2) For purposes of computing the Ratio of Earnings to Fixed Charges, interest expense includes interest on the Senior Subordinated Notes together with amortization of the underwriting discounts and expenses of the Offering; for the period ended December 31, 1999, 2000 and 2001, amortization expense was $456,000, $728,000 and $533,000, respectively.